

Mail Stop 3030

June 30, 2009

Thomas S. Gifford
Executive Vice President,
Chief Financial Officer and Secretary
Scivanta Medical Corporation
215 Morris Avenue
Spring Lake, New Jersey 07762

> **Re:** **Scivanta Medical Corporation**
> **Form 10-KSB for the year ended October 31, 2008**
> **File No. 0-27119**

Dear Mr. Gifford:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief